PROGEN
                                                              INDUSTRIES LIMITED

                                                              ABN 82 010 975 612


14 March 2006


Company Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

RE: APPENDIX 4D - HALF YEAR REPORT 31 DECEMBER 2005
The following information is provided to the ASX under listing rule 4.2A.3.

1. The Board of Progen Industries Limited announce the results of the Company for the half year ending 31 December 2005 including comparative information for the half year ending 31 December 2004. The results as reported are based on financial statements which have been the subject of a review by our auditors Ernst & Young.

2.  "RESULTS  FOR  ANNOUNCEMENT  TO  THE  MARKET"

--------------------------------------------------------------------------------------------------------------------

2.1 The amount and percentage change up or down from the previous         Down 23.0% to $1,450,000.
corresponding period of revenue from ordinary activities.
--------------------------------------------------------------------------------------------------------------------

2.2 The amount and percentage change up or down from the previous         Loss up 15.6% to $2,877,000.
corresponding period of profit (loss) from ordinary activities after tax attributable to members.
--------------------------------------------------------------------------------------------------------------------

2.3 The amount and percentage change up or down from the previous         Loss up 15.6% to $2,877,000.
corresponding period of net profit (loss) for the period attributable to members.
--------------------------------------------------------------------------------------------------------------------

2.4 The amount per security and franked amount per security of final      Nil. It is not proposed to pay dividends.
and interim dividends or a statement that it is not proposed to pay dividends.
--------------------------------------------------------------------------------------------------------------------

2.5 The record date for determining entitlements to                       Not applicable.
dividends (if any).
--------------------------------------------------------------------------------------------------------------------

2.6 A brief explanation of any figures in 2.1 to 2.4 necessary            Not applicable.
to enable the figures to be understood.
--------------------------------------------------------------------------------------------------------------------

In relation to items 3 to 9 please refer to the attached Financial Report.

Yours sincerely


/s/ Linton Burns

Mr Linton Burns
Company Secretary

--------------------------------------------------------------------------------
Progen Industries Limited report for the half-year period ended 31 December 2005

                            PROGEN INDUSTRIES LIMITED


                 CONDENSED GENERAL PURPOSE FINANCIAL STATEMENTS
                         FOR THE HALF-YEAR PERIOD ENDED
                                31 DECEMBER 2005




--------------------------------------------------------------------------------
Progen Industries Limited report for the half-year period ended 31 December 2005

PROGEN INDUSTRIES LIMITED
DIRECTORS' REPORT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

--------------------------------------------------------------------------------

The Board of Directors of Progen Industries Limited present their report on the Company for the half-year ended 31 December 2005.

DIRECTORS

The names of the company's directors in office during the half-year and until the date of this report are as below. Directors were in office for this entire period unless otherwise stated.

S. Chang             (Executive Chairman)
L. J. Lee            (Managing Director) (Resigned 1 March 2006)
Prof. J.R. Zalcberg  (Non-Executive Director)
Dr. M. Eutick        (Non-Executive Director)
Dr. S.S.C. Chang     (Non-Executive Director)
P. O. Burns          (Non-Executive Director)
E. Cheng             (Alternate Director to Dr S.S.C. Chang)

All directors held their position as a director throughout the entire half-year and up to the date of this report unless otherwise stated.

PRINCIPAL ACTIVITY

The principal activities of the Company during the half-year were:-

     - Discovery, development and commercialisation of small molecule therapeutics for the treatment of cancer and other serious diseases; and
     - The provision of contracting services related to the process development, manufacture and quality assurance of biological products.

There were no significant changes in the nature of the above activities during the period.

REVIEW OF OPERATIONS

The loss for the six months ended 31 December 2005 was $2,877,000 compared to a loss of $2,488,000 in the previous corresponding period, an increase of 15.6%. An analysis by business segment follows:

                                                      %      2005      2004
                                          NOTE   CHANGE     $'000     $'000
REVENUE FROM OPERATING ACTIVITIES
Research and Development                          (4.6)      335       351
Manufacturing                                    (64.2)      393     1,099
Unallocated                               2(b)    66.4       722       434
                                                         ------------------
TOTAL REVENUE FROM OPERATING ACTIVITIES          (23.0)    1,450     1,884
                                                         ------------------

SEGMENT RESULT
Research and Development                          12.5    (1,434)   (1,638)
Manufacturing                                   (324.2)     (509)      227
Unallocated                                       13.3      (934)   (1,077)
                                                         ------------------
OPERATING LOSS                                   (15.6)   (2,877)   (2,488)
                                                         ------------------


--------------------------------------------------------------------------------
Progen Industries Limited report for the half-year period ended 31 December 2005

PROGEN INDUSTRIES LIMITED
CONDENSED INCOME STATEMENT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

--------------------------------------------------------------------------------

RESEARCH AND DEVELOPMENT
------------------------

The loss for the six months ended 31 December 2005 from the Research and Development segment amounted to $1,434,000 which is a decrease of 12.5% from the previous corresponding period loss of $1,638,000.

The loss recorded by this division improved due the single agent PI-88 Melanoma trial being completed in the previous corresponding period. The results of this trial were reported in May 2005 coinciding with an associated drop in clinical development related expenditure.

We subsequently commenced a new trial of PI-88 in metastatic Melanoma in combination with the chemotherapy drug dacarbazine (DTIC). During this period we recruited patients into the lead in safety stage which is prior to the larger randomised stage. This trial is being co-funded by our Taiwanese based partners Medigen Biotechnology Corporation as such current period expenditure on this trial did not off-set the drop in expenditure on the single agent Melanoma trial.

PI-88 Phase II clinical development program currently consists of the following trials:

     1. Advanced Melanoma. PI-88 in combination with the chemotherapy agent dacarbazine (DTIC).During the reporting period the lead in phase assessing the combination of PI-88 with dacarbazine was ongoing.
     2. Advanced Lung Cancer. PI-88 in combination with Taxotere. Recruitment was ongoing during the reporting period.
     3. Advanced Prostate Cancer. PI-88 in combination with Taxotere. Investigator sponsored study, patient recruitment commenced during the reporting period.
     4. Primary Liver Cancer, post surgery. Trial is being conducted by our Taiwanese based partners, Medigen Biotechnology Corporation, stage 1 recruitment completed.

During the reporting period we secured continued funding for our Drug Discovery program from AusIndustry under a Commercial Ready grant. This grant followed on from the AusIndustry Start Grant that expired on 30 June 2005. Revenues from the Commercial Ready grant were down 4.6% to $335,000 this half year compared to the previous corresponding period Start Grant revenues. This was due to the Commercial Ready grant commencing part way through the reporting period.

MANUFACTURING
-------------

During the reporting period the Manufacturing division's priority was on optimising PI-88 production processes and validating the manufacturing steps in preparation for the future supply of Phase III stage of development.

Consistent with this focus the revenues derived from external contracts decreased 64.2% to $393,000. As a result of this decline in revenues a loss of $509,000 was recorded this reporting period compared to a profit of $227,000 in the previous corresponding reporting period.

LIQUIDITY AND CASH RESOURCES
----------------------------

At 31 December 2005 cash assets amounted to $20,541,000 compared to $23,428,000 at 30 June 2004.

The Company estimates that current cash reserves are sufficient to fund currently anticipated operating activities for up to 18 months from the date of this report.


--------------------------------------------------------------------------------
Progen Industries Limited report for the half-year period ended 31 December 2005

PROGEN INDUSTRIES LIMITED
CONDENSED INCOME STATEMENT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

--------------------------------------------------------------------------------

ROUNDING OF AMOUNTS

The amounts contained in this report and in the financial statements have been rounded to the nearest A$1,000 (where rounding is applicable) under the option available to the Company under, Australian Securities and Investments Commission Class Order 98/0100. The Company is an entity to which the Class Order applies.

AUDITOR INDEPENDENCE

The independence declaration of the Company's auditors is on page 6 and forms part of this report.

This report has been made in accordance with a resolution of directors.


/s/ Stephen Chang

-----------------------
Stephen Chang
EXECUTIVE CHAIRMAN

Brisbane, 14 March 2006


--------------------------------------------------------------------------------
Progen Industries Limited report for the half-year period ended 31 December 2005

Ernst & Young                    1 Eagle Street               Tel 61 7 3011 3333
                                 Brisbane QLD 4000            Fax 61 7 3011 3100
                                 Australia                    DX  165 Brisbane

                                 PO Box 7878
                                 Waterfront Place
                                 Brisbane QLD 4001




INDEPENDENCE DECLARATION TO THE DIRECTORS OF PROGEN INDUSTRIES LIMITED

In relation to our review of the financial report of Progen Industries Limited for the financial halfyearended 31 December 2005, to the best of my knowledge and belief, there have been no contraventions of the reviewer independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.


/s/ Ernst & Young

Ernst & Young


/s/ Winna Irschitz

Winna Irschitz
Partner
Brisbane
14 March 2006

                                    Liability limited by a scheme approved under Professional Standards Legislation.

PROGEN INDUSTRIES LIMITED
CONDENSED INCOME STATEMENT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005
--------------------------------------------------------------------------------------------

                                                                31 DECEMBER     31 DECEMBER
                                                                       2005            2004
                                                         NOTE         $'000           $'000
REVENUE FROM CONTINUING OPERATIONS

Sales revenue                                               2           393          1,099

Cost of sales                                                           (24)           (43)

                                                               ----------------------------
GROSS PROFIT                                                            369          1,056

Other revenue from ordinary activities                      2         1,057            785

Research and development expenses                                     1,770          1,989
Manufacturing expenses                                                  878            829
Administrative and corporate expenses                                 1,646          1,496
Finance costs                                                            10             15

                                                               ----------------------------
LOSS FROM CONTINUING OPERATION BEFORE
INCOME TAX EXPENSE                                                   (2,877)        (2,488)

INCOME TAX EXPENSE RELATING TO
CONTINUING OPERATION                                                      -              -

NET LOSS ATTRIBUTABLE TO MEMBERS OF
PROGEN INDUSTRIES LIMITED                                            (2,877)        (2,488)
                                                               ============================

Basic and diluted loss per share (cents per share)                     (7.1)          (7.1)

Weighted average number of shares outstanding
during the period used in the calculation of the basic
and diluted earnings per share                             5b    40,556,793     35,017,118

The accompanying notes form an integral part of this Condensed Income Statement


--------------------------------------------------------------------------------
Progen Industries Limited report for the half-year period ended 31 December 2005

PROGEN INDUSTRIES LIMITED
CONDENSED BALANCE SHEET AS AT 31 DECEMBER 2005
-------------------------------------------------------------------


                                            31 December     30 June
                                                   2005        2005
                                     Note         $'000       $'000
ASSETS
CURRENT ASSTS
Cash and cash equivalents                        20,541     23,428
Trade and other receivables                         229        243
Short-term deposits                                  87         13
Prepayments                                         359         38
-------------------------------------------------------------------
TOTAL CURRENT ASSET                              21,216     23,722
-------------------------------------------------------------------

NON-CURRENT ASSETS
Available-for-sale financial assets               2,388      2,388
Property, plant and equipment                       849        908
-------------------------------------------------------------------
TOTAL NON-CURRENT ASSETS                          3,237      3,296
-------------------------------------------------------------------

TOTAL ASSETS                                     24,453     27,018
-------------------------------------------------------------------

LIABILITIES
CURRENT LIABILITES
Trade and other payables                          1,352      1,162
Interest-bearing liabilities                        114          -
Provisions                                          222        250
-------------------------------------------------------------------
TOTAL CURRENT LIABILITES                          1,688      1,412
-------------------------------------------------------------------

NON-CURRENT LIABILITES
Provisions                                          235        223
-------------------------------------------------------------------
TOTAL NON-CURRENT LIABILITES                        235        223
-------------------------------------------------------------------

TOTAL LIABILITIES                                 1,923      1,635
-------------------------------------------------------------------

NET ASSETS                                       22,530     25,383
===================================================================

EQUITY
Issued capital                         5a        88,376     88,376
Other reserves                                       80         56
Accumulated losses                              (65,926)   (63,049)
-------------------------------------------------------------------

TOTAL EQUITY                                     22,530     25,383
===================================================================

The accompanying notes form an integral part of this Condensed Balance Sheet


--------------------------------------------------------------------------------
Progen  Industries  Limited  report  for  the  half-year  ended 31 December 2005

PROGEN INDUSTRIES LIMITED
CONDENSED STATEMENT OF CHANGES IN EQUITY
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005
--------------------------------------------------------------------------------------------------------------


                                                                              ACCUMULATED      OTHER
                                                        NUMBER OF   AMOUNT         LOSSES   RESERVES     TOTAL
                                                  ORDINARY SHARES    $'000          $'000      $'000     $'000
--------------------------------------------------------------------------------------------------------------

AT 1 JULY 2004                                         34,521,065   73,751       (57,069)          -   16,682

Income and expense recognised directly in equity                -        -             -           -        -
Loss of the period                                              -        -        (2,488)          -   (2,488)
                                                  ------------------------------------------------------------
TOTAL INCOME/EXPENSE FOR THE PERIOD                             -        -        (2,488)          -   (2,488)

Exercise of options                                     1,155,311    2,888             -           -    2,888

                                                  ------------------------------------------------------------
AT 31 DECEMBER 2004                                    35,676,376   76,639       (59,557)          -   17,082
                                                  ============================================================

AT 1 JANUARY 2005                                      35,676,376   76,639       (59,557)          -   17,082

Income and expense recognised directly in equity                -        -             -          23       23
Loss of the period                                              -        -        (3,492)          -   (3,492)
                                                  ------------------------------------------------------------
TOTAL INCOME/EXPENSE FOR THE PERIOD                             -        -        (3,492)         23   (3,469)

Exercise of options                                     4,880,417   11,737             -           -   11,737
Cost of share-based payment                                     -        -             -          33       33

                                                  ------------------------------------------------------------
AT 30 JUNE 2005                                        40,556,793   88,376       (63,049)         56   25,383
                                                  ============================================================

The accompanying notes form an integral part of this Statement of Changes in Equity

--------------------------------------------------------------------------------
Progen  Industries  Limited  report for the half-year period ended December 2005

PROGEN INDUSTRIES LIMITED
CONDENSED STATEMENT OF CHANGES IN EQUITY
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005
---------------------------------------------------------------------------------------------------------------


                                                                              ACCUMULATED      OTHER
                                                        NUMBER OF   AMOUNT         LOSSES   RESERVES      TOTAL
                                                  ORDINARY SHARES    $'000          $'000      $'000      $'000
---------------------------------------------------------------------------------------------------------------

AT 1 JULY 2005                                         40,556,793   88,376       (63,049)         56    25,383

Income and expense recognised directly in equity                -        -             -           -         -
Loss of the period                                              -        -        (2,877)          -    (2,877)
                                                  -------------------------------------------------------------
TOTAL INCOME/EXPENSE FOR THE PERIOD                             -        -        (2,877)          -    (2,877)

Cost of share-based payment                                     -        -             -          24        24

                                                  -------------------------------------------------------------
AT 31 DECEMBER 2005                                    40,556,793   88,376       (65,926)         80    22,530
                                                  =============================================================

The accompanying notes form an integral part of this Statement of Changes in Equity


--------------------------------------------------------------------------------
Progen  Industries  Limited  report for the half-year period ended December 2005

PROGEN INDUSTRIES LIMITED
CONDENSED CASH FLOW STATEMENT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005
---------------------------------------------------------------------------------------------


                                                                  31 December    31 December
                                                                         2005           2004

                                                          Note          $'000          $'000
CASH FLOWS FROM OPERATING ACTIVITES
Receipts from customers                                                  797          1,339
Payments to suppliers, employees and others                           (4,369)        (4,351)
Receipt of government grants                                             373            231
Interest received                                                        583            404
Finance cost                                                             (10)           (11)
--------------------------------------------------------------------------------------------
NET OPERATING CASH FLOWS                                              (2,626)        (2,388)
============================================================================================

CASH FLOWS FROM INVESTING ACTIVITES
Payments for short-term deposits                                         (74)             -
Payments for property, plant, equipment and other assets                (187)           (66)
Proceeds from sale of property, plant and equipment                        -              8
--------------------------------------------------------------------------------------------
NET INVESTING CASH FLOWS                                                (261)           (58)
============================================================================================

CASH FLOWS FROM FINANCIAG ACTIVITES
Proceeds from issue of shares                                              -          2,888
Repayments of borrowings                                                   -           (388)
--------------------------------------------------------------------------------------------
NET FINANCING CASH FLOWS                                                   -          2,500
============================================================================================

Net (decrease)/increase in cash held                                  (2,887)            54
Cash at the beginning of the financial period                         23,428         14,321
--------------------------------------------------------------------------------------------
CASH AT THE END OF THE FINANCIAL PERIOD                     10        20,541         14,375
============================================================================================


--------------------------------------------------------------------------------
Progen Industries Limited report for the half-year period ended 31 December 2005

PROGEN INDUSTRIES LIMITED
NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005
--------------------------------------------------------------------------------

1.   BASIS  OF  PREPARATION  OF  THE  HALF-YEAR  FINANCIAL  REPORT

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities as the full financial report.

The half-year financial report should be read in conjunction with the annual Financial Report of the Company as at 30 June 2005, which was prepared based on Australian Accounting Standards applicable before 1 January 2005 ('AGAAP').

It is also recommended that the half-year financial report be considered together with any public announcements made by the Company during the half-year ended 31 December 2005 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a)  BASIS  OF  ACCOUNTING
The half-year financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 134 'Interim Financial Reporting' and other mandatory professional reporting requirements.

The half-year financial report has been prepared on a historical cost basis, including financial assets in the category available-for-sale.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) STATEMENT OF COMPLIANCE
The half-year financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ('AIFRS'). Compliance with IFRS ensures that the half-year financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards ('IFRS').

This is the first half-year financial report prepared based on AIFRS and comparatives for the halfyear ended 31 December 2004 and full-year ended 30 June 2005 have been restated accordingly. A summary of the significant accounting policies under AIFRS are disclosed in Note 1(c) below.

Reconciliations of:
- AIFRS equity as at 1 July 2004, 31 December 2004 and 30 June 2005; and
- AIFRS profit for the half-year 31 December 2004 and full year 30 June 2005, to the balances reported in the 31 December 2004 half-year report and 30 June 2005 full-year financial report prepared under AGAAP are detailed in Note 1(e) below.

(c)  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

FOREIGN CURRENCY TRANSLATION

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

CASH AND CASH EQUIVALENTS

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.


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Progen Industries Limited report for the half-year period ended 31 December 2005

PROGEN INDUSTRIES LIMITED
NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS (CONTINUED)
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005
--------------------------------------------------------------------------------

1.   BASIS  OF  PREPARATION  OF  THE  HALF-YEAR  FINANCIAL  REPORT  (CONTINUED)

TRADE AND OTHER RECEIVABLES

Trade receivables, which generally have 30 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

PROPERTY, PLANT AND EQUIPMENT

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value.

Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

Plant and equipment - over                        3 to 10 years
Office furniture and equipment - over             3 to 10 years
Leasehold improvements - over                     the lease term (3 years)

Impairment

The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount.

The recoverable amount of plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

LEASES

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases
The lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis over the lease term.

Finance leases
Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the Company are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised. Capitalised lease assets are depreciated over the estimated useful life of the assets. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and charged directly to the Income Statement.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and depreciated on a straight line basis over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

--------------------------------------------------------------------------------
Progen Industries Limited report for the half-year period ended 31 December 2005

PROGEN INDUSTRIES LIMITED
NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS (CONTINUED)
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005
--------------------------------------------------------------------------------

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (CONTINUED)

REVENUE

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of goods
Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be measured reliably. Risks and rewards are considered passed to the buyer at the time of delivery of the goods to the customer.

Rendering of services
Revenue from the provision of contract manufacturing services is recognised by reference to the stage of completion. Stage of completion is measured by reference to the outcome achieved to date as a percentage of the total outcome required for each contract.

Where the contract outcome cannot be measured reliably, revenue is recognised to the extent of the expenses recognised that are recoverable.

Interest
Revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

BORROWING COSTS
Borrowing costs are recognised as an expense when incurred.

PAYABLES

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Company.

INTEREST - BEARING LOANS AND BORROWINGS

All loans and borrowings are initially measured at cost.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

GOVERNMENT GRANTS

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

RESEARCH AND DEVELOPMENT COSTS

Research  costs  are  expensed  as  incurred.

Development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured.


--------------------------------------------------------------------------------
Progen Industries Limited report for the half-year period ended 31 December 2005

PROGEN INDUSTRIES LIMITED
NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS (CONTINUED)
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005
--------------------------------------------------------------------------------

1.   BASIS  OF  PREPARATION  OF  THE  HALF-YEAR  FINANCIAL  REPORT  (CONTINUED)

RESEARCH AND DEVELOPMENT COSTS (CONTINUED)

Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses.

Any expenditure carried forward is amortised over the period of expected future sales from the related project.

The carrying value of development costs is reviewed for impairment annually when the asset is not yet in use, or more frequently when an indicator of impairment arises during the reporting year indicating that the carrying value may not be recoverable.

PROVISIONS

Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

SHARE-BASED PAYMENT TRANSACTIONS

The Company provides benefits to employees (including directors) in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using a binomial model. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company ('market conditions'). The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date').

INCOME TAX

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences:

- except where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.


--------------------------------------------------------------------------------
Progen Industries Limited report for the half-year period ended 31 December 2005

PROGEN INDUSTRIES LIMITED
NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS (CONTINUED)
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005
--------------------------------------------------------------------------------

1.   BASIS  OF  PREPARATION  OF  THE  HALF-YEAR  FINANCIAL  REPORT  (CONTINUED)

INCOME TAX (CONTINUED)

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised:

- except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date. Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

OTHER TAXES

Revenues,  expenses  and  assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

-    receivables  and  payables  are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

INVESTMENTS

All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment.

After initial recognition, investments, which are classified as held for trading and available-forsale, are measured at fair value. Gains and losses on investments held for trading are recognised in the income statement.

Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Other long-term investments that are intended to be held-to-maturity, such as bonds, are subsequently measured at amortised cost using the effective interest method.

Amortised cost is calculated by taking into account any discount or premium on acquisition, over the period to maturity.

--------------------------------------------------------------------------------
Progen Industries Limited report for the half-year period ended 31 December 2005

PROGEN INDUSTRIES LIMITED
NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS (CONTINUED)
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005
--------------------------------------------------------------------------------

1.   BASIS  OF  PREPARATION  OF  THE  HALF-YEAR  FINANCIAL  REPORT  (CONTINUED)

INVESTMENTS (CONTINUED)

For investments carried at amortised cost, gains and losses are recognised in income when the investments are derecognised or impaired, as well as through the amortisation process.

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification.

For investments that are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices as the close of business on the balance sheet date.

For investments where there is no quoted market price, fair value is determined by reference to the current market value of another instrument which is substantially the same or is calculated based on the expected cash flows of the underlying net asset base of the investment.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliable measured, are measured at cost.

EMPLOYEE BENEFITS

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

Employee benefit expenses and revenues arising in respect of the following categories:

     - wages and salaries, non-monetary benefits, annual leave and long service leave, sick leave and other leave benefits; and

     -    other  types  of  employee  benefits

are recognised against profits on a net basis in their respective categories.

The value of the equity-based compensation scheme described in note 18 is not being recognised as an employee benefits expense.

EARNINGS PER SHARE (EPS)

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) divided by the weighted average number of ordinary shares.

Diluted  EPS  is calculated as net profit attributable to members, adjusted for:

-    costs  of  servicing  equity  (other  than  dividends);

- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognized as expenses; and

- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares adjusted for any bonus element.


--------------------------------------------------------------------------------
Progen Industries Limited report for the half-year period ended 31 December 2005

PROGEN INDUSTRIES LIMITED
NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS (CONTINUED)
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005
--------------------------------------------------------------------------------

1.   BASIS  OF  PREPARATION  OF  THE  HALF-YEAR  FINANCIAL  REPORT  (CONTINUED)

(d) AASB 1 TRANSITIONAL EXEMPTIONS

The Company has made its election in relation to the transitional exemptions allowed by AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards' as follows:

Share-based payment transactions
AASB 2 'Share-Based Payments' is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

Exemption from the requirement to restate comparative information for AASB 132 and AASB 139
The Company has not elected to adopt this exemption and has applied AASB 132 'Financial Instruments: Presentation and Disclosure' and AASB 139 'Financial
Instruments: Recognition and Measurement' to its comparative information. On adoption of AASB 132 on 1 January 2005 there was no financial effect on the Company.

(e)  IMPACT  OF  ADOPTION  OF  AIFRS

The impacts of adopting AIFRS on the total equity and profit after tax as reported under Australian Accounting Standards applicable before 1 January 2005 ('AGAAP') are illustrated below.

(i) RECONCILIATION OF TOTAL EQUITY AS PRESENTED UNDER AGAAP TO THAT UNDER AIFRS

                                            30 June 2005    31 December    1 July 2004
                                                                   2004
                                                   $'000          $'000          $'000

Total equity under AGAAP                         25,491         17,184         16,780

Adjustments to equity:
Recognition of restoration provision (A)           (108)          (102)           (98)

                                          --------------------------------------------
Total equity under AIFRS                         25,383         17,082         16,682
                                          ============================================

(A) Under AIFRS the present value of the restoration obligations under the terms of our premises lease has been recognised.

(ii) RECONCILIATION OF PROFIT AFTER TAX UNDER AGAAP TO THAT UNDER AIFRS

                                                    Year ended     Half-year ended
                                                  30 June 2005         31 December
                                                                              2004
                                                         $'000               $'000
Loss after tax as previously reported                  (5,937)             (2,484)
Recognition of share based payment expense (A)            (33)                  -
Finance costs (B)                                         (10)                 (4)

                                                ----------------------------------
Loss after tax under AIFRS                             (5,980)             (2,488)
                                                ==================================

(A) Share-based payment costs are charged to the income statement under AASB 2 "Sharebased Payment", but not under AGAAP.

(B) Additional costs to be incurred in making good our leased premises due to the change in the present value of those obligations.

--------------------------------------------------------------------------------
Progen Industries Limited report for the half-year period ended 31 December 2005

PROGEN INDUSTRIES LIMITED
NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS (CONTINUED)
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005
--------------------------------------------------------------------------------

2.   REVENUE  AND  EXPENSES

THE FOLLOWING REVENUE AND EXPENSE DISCLOSURE IS RELEVANT IN EXPLAINING THE PERFORMANCE OF THE ENTITY:

                                                     31 DECEMBER   31 DECEMBER
                                                            2005          2004
                                                           $'000         $'000
(a) Revenue
Revenue from services                                        393         1,099
                                                    --------------------------
                                                             393         1,099
                                                    --------------------------

(b) Other revenue
Interest                                                     607           404
Government grants                                            335           351
Other revenue                                                115            30
                                                    --------------------------
                                                           1,057           785
                                                    --------------------------

(c) Expenses
Depreciation                                                 247           300
Employee benefits (excluding share-based payments)         1,816         1,658
Expense of share-based payments                               24             -

3.   DIVIDENDS  PAID  AND  PROPOSED

Dividends paid during the half-year                            -             -
Dividends proposed                                             -             -

4.   NON-CASH  FINANCING  AND  INVESTING  TRANSACTIONS

In July 2005 the Company signed an agreement to fund the Company's insurance premium for the year ended 30 June 2006. The terms of the agreement state that the amount funded is to be repaid in nine equal monthly instalments of $59,666 including finance charges which is disclosed in the cash flow statement as cash flow from operating activities (2004: nine equal instalments of $57,142).

5.   ISSUED  CAPITAL

                                                     31 DECEMBER       30 JUNE
                                                            2005          2005
a) ISSUED AND PAID UP CAPITAL                              $'000         $'000

Ordinary shares fully paid                                88,376        88,376
                                                    ==========================

                                                       NUMBER OF
b) MOVEMENTS IN SHARES ON ISSUE                            SHARES        $'000

At 1 July 2005                                        40,556,793        88,376
Issued during the period                                       -             -
                                                    --------------------------
At 31 December 2005                                   40,556,793        88,376
                                                    ==========================


--------------------------------------------------------------------------------
Progen Industries Limited report for the half-year period ended 31 December 2005

PROGEN INDUSTRIES LIMITED
NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS (CONTINUED)
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005
--------------------------------------------------------------------------------

                               31 December  31 December
                                      2005         2004
Net tangible assets per share   55.5 cents   48.2 cents

7.   CONTINGENT  LIABILITIES

No contingent liabilities existed at balance date. There have been no changes in contingent liabilities since 30 June 2005.

8.   SEGMENT  REPORTING

                            RESEARCH &
BUSINESS SEGMENT           DEVELOPMENT        MANUFACTURING          TOTAL
                          2005      2004      2005     2004      2005      2004
                         $'000     $'000     $'000    $'000     $'000     $'000
OPERATING REVENUE

Sales to customers          -         -       393     1,099      393     1,099
Other revenues            335       351         -         -      335       351
Unallocated revenue                                              722       434

                      ---------------------------------------------------------
TOTAL REVENUE             335       351       393     1,099    1,450     1,884
                      =========================================================

SEGMENT RESULT         (1,434)   (1,638)     (509)      227   (1,943)   (1,411)

Unallocated expenses                                            (934)   (1,077)

                                                             ------------------
OPERATING LOSS                                                (2,877)   (2,488)
                                                             ==================

9.   SUBSEQUENT  EVENTS

There  have  been  no  significant  events  since  balance  date.

10.  ADDITIONAL  INFORMATION

RECONCILIATION OF CASH

For the purpose of the Condensed Cash Flow Statement, cash and cash equivalents comprise the following:

                            31 DECEMBER   31 DECEMBER
                                   2005          2004
                           $       '000  $       '000

Cash at bank and in hand            372           922
Short-term deposits              20,169        13,453

                           --------------------------
Cash and cash equivalents        20,541        14,375
                           ==========================


--------------------------------------------------------------------------------
Progen  Industries  Limited  report  for  the  half-year  ended 31 December 2005

PROGEN INDUSTRIES LIMITED
DIRECTORS' DECLARATION
--------------------------------------------------------------------------------

In the opinion of the directors, the directors declare that:

(a)  the condensed financial statements and associated notes of the Company:

     (i) give a true and fair view of the Company's financial position as at 31 December 2005 and the performance for the half-year ended on that date; and
     (ii) comply with Accounting Standard AASB 134 'Interim Financial Reporting' and the Corporations Act 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This statement has been made in accordance with a resolution of directors.


/s/ Stephen Chang

_______________________
Stephen Chang
EXECUTIVE CHAIRMAN

Brisbane
14 March 2006


--------------------------------------------------------------------------------
Progen  Industries  Limited  report  for  the  half-year  ended 31 December 2005

Ernst & Young                  - 1 Eagle Street             - Tel 61 7 3011 3333
                                 Brisbane QLD 4000            Fax 61 7 3011 3100
                                 Australia                    DX  165 Brisbane

                                 PO Box 7878
                                 Waterfront Place
                                 Brisbane QLD 4001




INDEPENDENT  REVIEW  REPORT  TO  MEMBERS  OF  PROGEN  INDUSTRIES  LIMITED

SCOPE
The  financial  report  and  directors'  responsibility
The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity, accompanying notes to the financial statements, and the directors' declaration for Progen Industries Limited (the company), for the six month period ended 31 December 2005.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company, and that complies with Accounting Standards AASB 134 "Interim Financial Reporting", in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach
We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the Corporations Act 2001, Accounting Standard AASB 134 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

INDEPENDENCE
We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

                                    Liability limited by a scheme approved under Professional Standards Legislation.

Ernst & Young


STATEMENT

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Progen Industries Limited is not in accordance with:

(a)  the  Corporations  Act  2001,  including:

     (i) giving a true and fair view of the financial position of Progen Industries Limited at 31 December 2005 and of its performance for the six month period ended on that date; and

     (ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b)  other  mandatory  financial  reporting  requirements  in  Australia.


/s/ Ernst & Young

Ernst & Young


/s/ Winna Irschitz


Winna Irschitz
Partner
Brisbane
14 March 2006